Dick Simon Declines Moyes Offer;
            Board will Permit Shareholders to Consider Tender

SALT LAKE CITY, May 23 /PRNewswire/ -- Simon Transportation Services, Inc. (Nasdaq: SIMN) today announced that Richard D. Simon, Chairman and Chief Executive Officer, has turned down an offer made by Jerry Moyes to purchase shares of Simon Class A and Class B Common Stock at a price of $7.00 per share. Mr. Simon also declined Mr. Moyes' request that Mr. Simon convert his Class B Common Stock into Class A Common Stock.

Although Mr. Simon will not sell, the Company announced that its Board of Directors will not stand in the way of Mr. Moyes' tender offer of $7.00 per share to the shareholders of the Company for a period expiring August 31, 2000. The Board has adopted resolutions waiving the application of applicable anti-takeover statues to Mr. Moyes' offer during such period. According to the Company, its executive officers and directors, including members of the Simon family, have indicated that they will not accept Mr. Moyes' offer.

"We continue to believe that our stock is undervalued, trading on May 22nd at only 62% of book value or $5.63 per share," said Mr. Simon. Simon also noted that the Company has lowered its operating ratio over the last four quarters by a total of 6.5 points. "By August 2000, the Company will retire its debt on its last two terminal facilities and will own all Company properties free of debt. Our financial position has improved significantly, and we feel no financial pressure to enter into a transaction at this time," added Simon.

Simon also reported that its Board of Directors invited Mr. Moyes to join the Board of Directors, but the offer was declined.

Founded in 1955,  Simon  Transportation  Services is a North American  truckload
carrier  specializing  in  temperature-controlled   delivery  of  food  products
throughout the continental United States, Canada and Mexico.

This press release contains certain forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include economic recessions or downturns in customers' business cycles, excessive increases in capacity within the truckload markets, decreased demand for transportation services offered by the Company, availability and compensation of qualified drivers, the potential that customers may not agree to rate increases, and the possibility that customers may renege on current fuel surcharge agreements. Readers should review and consider the various disclosures made by the Company in this press release and in its reports to its stockholders and periodic reports on Forms 10-K and 10-Q.

Note: Additional information about Simon Transportation Services, Inc., may be accessed at www.simn.com on the Internet.

CONTACT: Shirley  Thompson,  President, Rita  Tuttle, V.P., Director of Investor
Relations, or Bevo Beaven, Senior Account Executive, all of Carl Thompson Associates, Inc., 800-959-9677; or Alban B. Lang, Chief Financial Officer of Simon Transportation Services, 801-924-7000.